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Merk Gold Trust

Windrock Interview

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Windrock Wealth: Axel Merk interview

Chris Casey:  Hello, my name is Chris Casey, Managing Director with WindRock Wealth Management. Today is September 18th, 2014. I'm pleased to be joined by Axel Merk. Axel is the President of Merk Investments, which owns and administers several currency-focused mutual funds.

Axel is a recognized expert on the global economy, monetary policy and international investing. He's an authority on currencies and he's a pioneer in the use of strategic currency investing to seek diversification. You've been named as, he's a currency guru by "Morningstar," which is a pretty cool title.

Axel, thanks for being here today.

Axel Merk:  It's great to be here with you.

Chris:  I know that you're a German citizen and obviously a currency expert, so let's talk a little bit about the European Central Bank and the euro. It's been in the news recently. Earlier this month the ECB announced they were cutting interest rates, I think increasing the rates charged on excess reserves, and also announced a stimulus package that some people are comparing to a QE3.

Tell us about these measures. What is the ECB doing, why, and how do you think it will shake out?

Axel:  Sure, and just for clarification, we are California-based. All our investors are US investors. I just retain my accent so I'm considered expert in the field of currencies. As you point out, though, my heritage puts me a little bit more into the Bundesbank camp as to what my bias is towards what the policy should be pursued. But ultimately it matters very little what I think. It matters what the markets think.

We just had, for example, today the European Central Bank launched the newest round of the TLTRO, a mouthful. It's a liquidity provision that had a very mediocre pickup. Basically, Mario Draghi, the head of the European Central Bank, is furious that the euro has been so strong.

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The reason the euro has been so strong is because it's damn difficult to debase the euro because printing money in the Eurozone is not straightforward. In the US the credit markets make the economy work. That's why when you buy treasuries or potentially even mortgage-backed securities, you can do a lot of things. A lot of bad things, I would say, but you can influence something.

In Europe when you need a loan, you don't go to the credit markets, you go to a bank, and that's the key problem Europe has. The banking system has a problem, and so it doesn't matter what sort of money you print. Things don't really change.

That shouldn't stop Draghi, so he's been trying to talk down the euro and importantly much of what the European Central Bank has historically done, it's about to change, is a demand-based liquidity provision. Rather than printing a certain amount, they just provide the liquidity. But as the most recent liquidity provision shows, the banks don't want it.

Chris:  When you say it's about to change, are you referencing the interest that they're charging on the excess reserves, or what exactly do you see changing?

Axel:  No. The interest on the excess reserves was one of the attempts to weaken the euro. Now keep in mind there are no reserves parked at the European Central Bank anymore, and there haven't been for a while. So these negative deposit rates don't really affect anybody. It's the signaling that rates will be lower for longer that weakens the euro a little bit.

Although if you look at real rates, rates after inflation, they are more negative in US and the gap is widening because in the US inflation is picking up at a faster pace. And so on a real interest rate differential, the US is much worse off.

Now the next thing that Draghi then did is, all right, he is going to buy asset-backed securities. The problem is there is no ABS market. In 2008 that market died off. Not to be deterred, the next thing he wants to do is to buy covered bonds. That's a European specialty, and yes, there is a market.

The only problem is there's no problem in that market, and so with that he can lower the yields maybe a little bit for everything. Except, of course, the stimulus that Europe has had is to have Spain, rather than pay seven percent, pay less than two percent. The cost of credit is not the problem. It's the defunct banking system.

And so the only thing that Draghi's achieved has weakened the euro, but of course that may be precisely what he wants to achieve. So he's getting a little bit of what he wants, at least for the short term.

Chris:  Do you see the euro continuing to fall?

Axel:  In fact I happen to think that right now the euro is far more dependent on what's happening in Russia and Ukraine. When Germany starts to impose sanctions on Russia

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and you have a tit-for-tat in sanctions, it does destroy the little bit of confidence there is in Europe, northern Europe in particular. That is far more detrimental.

Now in the very short term and by the time you hear this, this will be past. But in the very short term, Scotland has been driving the euro lower a little bit. The short of it is the euro bulls, of which we are one of them, or have been one of them, we're not buying. It's because there are too many uncertainties out there. With the euro bears, they are piling in.

At the same time, I'm just waiting on the sideline. I'm very glad that the euro has been on sale, that the sterling has been on sale. I've been reluctant to buy the euro, but I've certainly piled in on the sterling.

In my view, and by the time this is aired we'll know better. But in my view the odds are very, very high that this referendum is going to be rejected and at the very least there's going to be a relief rally for the sterling. These currencies are very tightly linked, and so the euro should also benefit with that.

Chris:  When you mention these rounds of sanctions over the Ukraine with Russia, will that be a catalyst where there's some other potential problems there that can push some of these economies over the brink and really bring them back into a recession?

Axel:  Sure, it can. But at the same time I don't think that forecasting GDP growth or shrinkage by the second decimals is going to get any investor any further. We like to look at it from a much broader point of view of what's happening and why are these sort of things happening?

People are dissatisfied, not just in the US where we've had the rise of the Occupy Wall Street movement or the tea party. Middle East where we have revolutions, in Japan where you have a populist prime minister.

What they all have in common is that real wages haven't gone anywhere, governments have too much debt, and when that happens it grinds on people. In the Middle East where the cost of energy and food is actually a big part of their disposable income, you start a revolution. Here we just veer towards more populist parties.

In Scotland they're going to the poor neighborhoods where people are upset, and of course who are you going to blame? You're never going to blame yourself. You're going to blame minorities, you're going to blame foreigners, you're going to blame the wealthy.

What we see is a deterioration of political stability, of social stability. In that sort of environment populist sentiment is rising, and it expresses itself in different ways. Ukraine, Ukraine can't balance its books. It doesn't matter whether they're associated with the west or the east. Those problems are not going to go away.

Similarly Egypt, they need a good chef that can feed the people. They don't need democracy. As long as we don't fix those underlying problems -- which isn't happening, by the way -- we're going to continue to see these issues. The difference is in the US we have a better ability to kick the can down the road than in many other countries, and so

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the dynamics are a little different depending on the region of the world that you're looking at.

Chris:  Sure, and you mentioned debt, and obviously the debt situation in the US is terrible. We're over at a hundred percent of official debt, federal debt relative to GDP. But what about these European countries that are even in worse shape? Whether we're talking about potentially France or some of those smaller countries, Portugal and Greece. How are they able to command lower interest rates right now than US treasuries?

Axel:  With the happy support of a printing press. That's really what happens. Ultimately I think we all agree that there's a lot of debt out there. I think it was a Newport Beach-based fund management firm that once said, "Contracts will have to be renegotiated." Meaning if you have too much debt you've got to deal with it somehow.

You can do the honest thing and say, "I can't pay it," you can default. You can try to raise revenue, raise taxes. You can cut expenditures. Oh my god, we don't want to go that route, right? Because that's too painful. Or you can inflate you way away.

There in the US I think we are better able to inflate our way out of it. The Europeans have fiddled with austerity. Structurally it's much more difficult to induce inflation. The Japanese have shown after World War II that they can certainly inflate their way out of this, and they'll pursue the same path. And so different that they are investment opportunities depending on where one goes in that chain.

Now back to your question, of course. How can you demand that at low a rate? A central bank can always lower the cost of borrowing in the short term, but there is a valve. When you fix prices, and that's what setting interest rates are, something has got to give. Now currently because none of this money sticks and because nothing is really moving, they will also give moneys lower and so forth. We haven't seen many of the bad side effects.

The biggest threat that we are facing throughout the globe is economic growth. The reason I say that is that the cost of borrowing should go up as the economies pick up, should that happen. How can the Japanese finance their deficits if they really succeeded with Abenomics?

But similarly we say in the US, "Oh, if economic growth picks up, tax revenue picks up." How can we support our entitlement expenditures if interest rates are to go up? If you look at the CBO projections 10 years out, if you go back to the historic cost of financing our deficit, we'd be spending a trillion dollars more a year just to pay interest on the debt.

Now fear not, that's unlikely to happen because the Federal Reserve is going to step in, keep the cost of borrowing low, and as a result, what? The dollar just might suffer in the process.

Chris:  It's interesting that one of the things I was thinking about is this latest move by the ECB seems and so what in contrast to supposedly where the Federal Reserve is going. I know that Draghi I think was as I recall a classmate of Bernanke's or they somehow

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knew each other from a long time ago. Do you see, is this a divergence in the two policies of these two large economies? Or are they still coordinated to some degree?

Axel:  Everybody wants you to believe that the Fed is on this tough exit path and the ECB is on this amazing weakening path. But if you look behind the scenes, things look a little different. Because I don't see that exit in the US. Janet Yellen has all but promised to be late in raising rates and the rates that count are real rates, rates after inflation.

Forget for a moment whether the inflation indicators are accurate or not. I happen to believe that they're a little more accurate in Europe than here. But still, real interest rates are more negative. Real interest rates have been declining.

If we're going to wait another nine months or so or six months before we start raising rates, and they're going to be at, if we look at the projections economists say, we're going to be at 1.5 percent. Let us be at 2 percent at the end of next year. That means real rates are going to continue to go down.

Contrast that with Europe where real rates are just slightly negative and have been stable at that level. Now because we have Draghi promises to print some money to mostly weaken the euro, if you go through his math, and I happen to agree with some of that, you're going to get a little bit more inflation, but you're going to get far less inflation than in the US.

So if you combine the two, I can't subscribe to that philosophy that somehow in Europe we're going to be so much more dovish than in the US. But that's the perception right now, and the good news is that there are some opportunities of course here. The dollar has been on this relentless rise on this perception. I happen to think the US economy isn't quite as good as people make it to be. I happen to believe the European economy isn't quite as bad.

If you think about in, in Europe you have an 11 percent unemployment. That's a tremendous opportunity to still come down with the unemployment. In the US we're close to full employment already.

Clearly there are plenty of folks who don't have a job, but the reason they don't work is because they've got Medicare. The only reason why they started to work in the first place is because they needed to get health insurance. Now when the government takes care of their health insurance, why would they work? These guys are not going to come back to the workforce.

Chris:  Or they're on disability, which is...

Axel:  Or something like that, and so they have a disincentive to work, which means the folks who are left working at some point will demand higher wages. The Fed is substantially behind the curve. That doesn't mean things are great, but we will get inflation way before we can pick up.

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By the way, if our new normal is indeed two percent, if that's where interest rates are going to be heading in, we're going to be living in a persistent state of financial repression. Because real interest rates are going to continue to be negative.

Chris:  I think we certainly agree with you on the Federal Reserve, that it's more a faÁade than anything, the so-called tightening that's been going on. I think Case Research has done some good things about publicizing the reverse repo market and how they've built up a war chest of potential liquidity that they could unleash.

Axel:  The reverse repo market is one of the tools they use to try to tighten. We monitor facility quite closely. It's gone beyond the testing phase. They haven't deployed it on a big scale. But you already see money market funds, for example. They use it for window dressing. When they publish their holdings every month they need to be invested in something, and the reverse repo facility is a very convenient one.

Especially since one of the things that all this Fed action is achieving is they're killing off parts of the commercial paper markets and other markets, and so that facility will be welcomed by institutional managers such as those managing money market funds.

Chris:  Where do you see the US stock and bond markets headed, and given your opinion on the euro and Europe and what's going on with the dollar?

Axel:  The one thing that central banks have achieved throughout the world, there are a lot of things they haven't achieved, and we can go into that. But the one thing they have achieved is they have compressed risk premium.

Now that may sound very academic, but risky assets don't appear risky anymore. Junk bonds don't yield anything. Bonds in Portugal don't yield anything, and for that matter the stock market, the VIX index, the Volatility Index is very low. So you have had people pour into the ultimate risk asset, the stock market, on the backdrop of lower volatility.

What that means in plain English is that investors are not aware of the risks that are typically in these markets. So when the volatility goes back up, they will be gone in a heartbeat. You saw that when the Scottish sentiment, suddenly one survey showed that they want to reach for independence. The sterling is one of the most boring currencies and it flares up, becomes one of the most volatile currencies.

Now the reason I mention this in this context is that if indeed the Federal Reserve tries to engineer an exit, even if they don't go very far, it means that risk premium will rise again. It means that because central banks are taking their foot off the accelerator, that assets will have to be repriced. So unless there is another extremely good reasons why stocks and bonds should be valued how they are, they have to be repriced. That's why and that can happen in a vengeance.

On a technical basis, by the way, historically you have short sellers in the market. Those have all been chased away from the markets because so far the short sellers haven't made any money. The good thing about short sellers is they have to cover their short positions once in a while.

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If you have some technical barriers be broken and somebody dares to sell some stocks, everybody's going to pile in and the natural buffers to prevent that from just leading to a crash are not there right now. So I am extremely pessimistic about the stock market right now. If anything, even if you're not as pessimistic, you may want to take some chips off the table. Because the time to take chips off the table is during the good times, not during the bad times.

Chris:  Tell us, obviously you're a currency expert and your funds, several of them at least, specialize in currencies. Tell us a little bit about Merk Investments, what the funds do, what your outlook is and how you measure the value of various currencies. Just procedurally how you go about managing the funds.

Axel:  We manage four currency mutual funds. We also manage an [inaudible 16:19] fund, a gold ETF, OUNZ is the symbol, which is a competitor GLD with a key difference that investors can actually take delivery of the gold. We can go into that.

But without going into too much detail, two of our funds that if you believe we have a better printing press than the rest of the world, they might be suitable. A hard currency strategy that gradually shifts in the developed markets.

With the idea is that you diversify it out of the dollar and you try to pick up a few opportunities here and there. Unlike shorting bonds, for example, which can be very expensive. If over the long run the dollar depreciates you might be able to come out ahead. We've beaten the dollar index in that fund every calendar year. We've been around since 2005.

Last year we were praised by the "Wall Street Journal" for being the brave ones to predict the euro would be the best-performing currency. We were lagging last year for the first time because the euro has such a huge exposure to the dollar index.

With the Asian currency fund, a managed basket of Asian currencies, it's primarily a play of a rising renminbi. Then we have what we call is our currency war strategy, our absolute return currency fund, which is a tactical strategy.

The key attribute of the strategy is that by design it should generate returns that have a low correlation to other investments. If everything goes up in tandem, everything can come down in tandem, so you're looking for diversification.

The other thing that people are not aware of, that currencies are actually not as volatile as they're thought to be. When the euro moves a full cent, on a percentage basis it's not all that much. In a long-short absolute return type of strategy, think about going longer Australian dollar, short the New Zealand dollar. Well, you're offsetting the risk of one currency with that of the other one.

The risk profile is actually rather compressed, only slightly higher than the bond fund, and so many people move a bond allocation to the absolute strategy.

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Then we have a strategy that combines that with an equity strategy, a currency overlay strategy, and we do some hedging with the underlying equity portfolio. In a nutshell what it is is that it's an equity strategy mostly following the S&P.

But what we do is that with the additional alpha that we try to generate, we buy some protection, we buy some put options on the equity, so it's a bit more complex. But the idea is that if there's a downturn in the equity market, the downside can be buffered.

Then we have the gold product because as much as we love currencies, many people think, "Oh, that's too archaic, too complex." Gold people know, understand. They like it, they don't. We think we have a better gold product than what's out there in the market and it's been getting very nice traction in the market.

Chris:  And it fits right in, because it's historically, I mean gold is money, so it fits right in with the currency.

Axel:  Absolutely. To just mention that just in a little bit of detail, we hold London bars in London, just like other ETFs do, with the difference that you can take delivery of the gold. Not only can you take delivery of the London bars, you can specify that when you take delivery you'd like to have it converted to coins.

With somebody the other day who ordered 54 American buffalos, and it took a good week for that delivery to take place. Some in the media said, "Oh, it was expensive. They paid 4.6 percent because there was a premium." You have to pay for the delivery service. But if you go to your local coin dealer, we looked it up. The cheapest we found was about 4.4 percent premium, so it's very competitive.

Importantly, it trades like an ETF. The spread in the market is one cent only at most of the time. Has been, anyway. Then one thing many people are not aware of, taking delivery of your gold is not a taxable event. If you like GLD or IAU or any of these other products but down the road you'd like to own the physical, you'd have to sell it, potentially pay tax, take delivery.

Whereas with our product you can just call us up and say, "Hey, deliver the gold," and that in itself is not a taxable event. When you ultimately sell your coin then that's a different story. But taking delivery is not taxable. We think that you get more than you get with the other ETFs, and that is something that the investors have appreciated for a lot and have been waiting for a long time, and we launched the product line in May.

Chris:  That's a good point. You had mentioned the Asia fund. I was curious, because one of the things that's in the news quite a bit over the last year or so is the US dollar's diminishing use as a reserve currency throughout the world. Where do you see that headed? Do you see that trend continuing? Do you see another currency arising as a reserve currency down the road?

Because historically I think, and you know this far better than I do. But over the last 400 years, every 100 years or so there's a new currency that takes over. Whether it's the

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British pound and then it becomes the American dollar and et cetera. What is, is there a new reserve currency out there, and if so, what do you think it'll be?

Axel:  Think about a frog in a boiling pot. These things happen slow and gradually, but they do happen. The reason why people like the dollar is for two reasons. A, because you can take your money out. You're going to be reluctant to put your money anywhere if you can't take your money out.

B, because of liquidity. One of the advantages of having so much debt around is that you can deploy a billion dollars very easily, and the US is your only game in town for that. None of the other markets have the depth of the US markets.

At the same time, when the Chinese want to buy something that's actually useful, like an oil company, congress tells them, "No." So the Chinese have woke up and said, "Well maybe we should diversify our assets a little bit," and so they've been buying real assets elsewhere in the world and doing other things.

But you cannot buy a billion dollars' worth of forests or whatever it is or other, of mining, whatever it is, in a short time. It takes a while to get operational experience on how to deploy your assets elsewhere. The Eurozone had some big challenges, and that has made it more difficult.

Some of that has gone away because now with Mr. Draghi promising he'll do whatever it takes, it is OK again to diversify to the euro. But those are some of the reasons why these things happen gradually. Then once in a while the dollar rises for a few weeks and people say, "See, see, see!" By the way, the dollar is just fine. It's just if you take a step back and look over many years or decades or longer, well, we just have a better printing press than many other people out there.

Chris:  By the way, I think I read all your publications and I always listen to all your podcasts whenever you're appearing. I have to ask one question, because I don't think you've ever addressed it. Have you ever commented on Bitcoin and what are your thoughts on Bitcoin?

Axel:  Yeah, because I get asked about it plenty enough in other shows and other programs, [laughs] so I don't talk about it too much myself. I think Bitcoin is a fascinating technology. It is not a currency. If United frequent flyer miles were traded in a Bitcoin-like technology, it would be amazing, a decentralized ledger. But as a currency it's mostly a prepaid debit card that fluctuates wildly in value.

There is going to be some application. In fact, if the Bitcoin ETF comes to market, it addresses many of the shortcomings it has. Of course the true Bitcoin lovers hate some of those shortcomings being overcome.

But basically, if you're going to be successful, you're going to be regulated, as much as you hate it. One key deficiency of Bitcoin is it doesn't comply with AML, with anti-money laundering laws. With that, it's very, very difficult to become mainstream.

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If it were exchange-traded, the reason why that issue goes away is because you're buying the Bitcoin through your broker, who does all the AML screening. That's going to technical levels here, but the short of it is that what Bitcoin is very good at, it's a good starting point to talk about fiat currency and so forth.

But when you ask me what might be the next question, what's the better store of value, gold or Bitcoin? Now the Bitcoin fans will tell you Bitcoin. My answer is, well, if you want to store something for a hundred years, would it rather be in gold or in Bitcoin? I'd much rather choose gold. We can't even watch some movies that were recorded digitally a decade ago because the technology is changing so much. Now the Bitcoin folks disagree with that, but I stand by it.

Bitcoin of course is much easier to transfer things than with gold, which you physically have to move, so of course there's some advantages to Bitcoin as well. It's a great movement, it's a great technology. It does not rise to the level of a currency at this stage, though.

Chris:  Great. What I do, as I mentioned, I read, I think you have a monthly publication called "Merk Insights" which I read on a regular basis. I know you do a lot of podcasts on behalf of Merk Investments. If people want to get on that mailing list, receive that information and they want to receive Merk Insights, what's the best way to contact you? Or if they just want to learn more about your various funds.

Axel:  Sure. Come to our website. We have a couple of them, but come to MerkInvestments.com, M-E-R-K Investments.com. You can sign up for our newsletter there. Follow me on Twitter. Twitter is one of the best sources to get real-time interpretation of what's happening. Follow the folks who you believe are of interest and who provide something of relevant. That's one place. I do tweet periodically.

But other than that, yes, MerkInvestments.com is, you can sign up for our newsletter, and from there there're clicking points to get to our mutual funds, as well as to our gold product, our OUNZ.

Chris:  I highly recommend everyone to definitely check out Merk Investments. It's some great information you guys put out.

Thank you very much, Axel. It was a pleasure having you here and thank you.

Axel:  Yeah, my pleasure.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free

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by visiting EDGAR on the SEC Web site at www.sec.gov.

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